EXHIBIT 99.2
Explanation of Differences between U.K. GAAP and IFRSs,—
an excerpt from Footnote 46, “Transition to IFRSs,” contained in HSBC Holdings
Annual Report on Form 20-F for the year ended December 31, 2005.
Derivatives and hedge accounting
Under UK GAAP derivatives were classified as trading or non-trading. Trading derivatives were reported at market value in the balance sheet, with movements in market value recognised immediately in the income statement. Non-trading derivatives, which were transacted for hedging and risk management purposes, were accounted for on an accruals basis, equivalent to the assets, liabilities or net positions being hedged.
IAS 39 requires that all derivatives be recognised at fair value in the balance sheet as assets or liabilities. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and its resulting designation, as described in Note 2(k).
Investment securities
Debt securities and equity shares intended to be held on a continuing basis under UK GAAP were disclosed as investment securities and included in the balance sheet at cost less provision for any permanent diminution in value. Other debt securities and equity shares held for trading purposes were included in the balance sheet at market value.
Under IAS 39, all investment securities (debt securities and equity shares) are classified and disclosed within one of the following three categories: ‘held-to-maturity’; ‘available-for-sale’; or ‘at fair value through profit or loss’.
Fair value option
Under IAS 39, financial assets and financial liabilities may be designated at fair value if they meet the criteria set out in the ‘Amendment to IAS 39 Financial Instruments; Recognition and Measurement; The Fair Value Option’ (‘the Amendment’). HSBC has designated at fair value at 1 January 2005 certain loans and advances to customers, financial investments, and some own debt issued which satisfied the criteria in the Amendment.
Fee income
Fee income was previously accounted for in the period when receivable, except when charged to cover the costs of a continuing service to, or risk borne for, the customer, or was interest in nature. In these cases, income was recognised on an appropriate basis over the relevant period. Under IFRSs, the main change in accounting relates to loan fee income and incremental directly attributable loan origination costs, which are amortised to the income statement over the expected life of the loan as part of the effective interest calculation.
Non-equity minority interest reclassification
Preference shares issued by subsidiaries were previously classified in the balance sheet as non-equity minority interests with preference share dividends recorded as non-equity minority interests in the income statement. Under IAS 32, preference shares are generally classified in the balance sheet as liabilities.
Loan impairment
Under HSBC’s UK GAAP accounting policies, loans in the consumer finance business were written off to the income statement in accordance with a predetermined overdue status.

Under IAS 39, impairment losses are recognised when an entity has objective evidence that an advance is impaired. Impairment under IAS 39 is calculated on a discounted future cash flow basis and does not result in an impaired loan being fully written off until it is considered that cash flows will no longer be received.
Insurance
Under UK GAAP, a value was placed on HSBC’s interest in long-term assurance business, including a valuation of the discounted future earnings expected to emerge from business currently in force. From 1 January 2005, only long-term contracts meeting the definition of an insurance contract under IFRS 4 continue to be accounted for in this way. Long-term contracts not transferring significant insurance risk, referred to as investment contracts, are accounted for as financial instruments. Accordingly, it is no longer possible to include for such contracts an asset representing the value of the discounted future earnings expected to emerge from business currently in force, lending to a reduction in equity of US$192 million. Income on such contracts will be recognised in later periods, as investment management fees and incremental directly attributable costs are spread over the period in which the services are provided.
Offsetting of financial assets and financial liabilities
Under UK GAAP the netting of asset and liability balances in the balance sheet is only allowed when there is the ability to insist on net settlement. Under IAS 32 the offsetting of financial assets and financial liabilities is only allowed when there is a legally enforceable right to offset and the intention to settle net. The change from an ability to insist on net settlement to an intention to settle on a net basis is not in line with market practice in a number of areas.
Acceptances were accounted for on a net basis under UK GAAP. There was no grossing up of the amount to be paid and the amount receivable from the originator, and thus no balance appeared on the balance sheet for these products. Under IAS 39 it is necessary to recognise a liability for acceptances from the date of acceptance. A corresponding asset due from the originator is also recognised.